United States
                  Securities and Exchange Commission
                        Washington, D.C. 20549

                              FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES
  Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                          Citizens Capital Corp.
        (Name of Small Business Issuer as specified in its charter)

                Texas                               75-2368452
    (State or other jurisdiction of      (IRS Employer Identification No.)
      incorporation organization)

             8214 Westchester, Suite 500, Dallas, Texas 75225*
           Mailing Address: P.O. Box 670406, Dallas, Texas 75367
                 (Address of principal executive offices)

      Issuer's telephone number, including area code:  (972) 960-2643

     Securities to be registered pursuant to Section 12(b) of the Act:

                                   None
     Securities to be registered pursuant to Section 12(g) of the Act:

                       Class A; no par; common stock
                             (Title of class)

               TABLE OF CONTENTS
                                                  Page No.

Description of Business                               3

Management's Discussion and Analysis                 15

Description of Property                              16

Security Ownership of Certain Beneficial Owners      17
and Management

Directors, Executive Officers, Promoters and         18
Control Persons

Executive Compensation                               21

Certain Relationships and Related Transactions       22

Description of Securities                            23

Market Price of and Dividends on the                 26
Registrant's Common Equity and Other Shareholder
Matters

Legal Proceedings                                    27

Changes in and Disagreements with Accountants        27

Recent Sales of Unregistered Securities              27

Indemnification of Directors and Officers            29

Financial Statements Index                           30

Exhibit Index                                        39

                               Business

Citizens Capital Corp. (the "Company" ) is a development stage holding company which acquires and/or develops those operating entities, assets and/or marketing rights which may provide the Company with an entrance into new market segments or serve as a complimentary addition to existing operations, assets, products or services.

Through its three 97% owned subsidiaries: Landrush Realty Corporation ("Landrush"); Media Force Sports & Entertainment Inc. ("Media Force"); and SCOR Brands Inc. ("SCOR"), the Company's plans contemplate operating in the following three segments: 1) residential mortgage loan marketing; commercial and residential real estate investment and development; 2) news print publishing and media advertising production and 3) the design, marketing and distribution of branded athletic shoes and apparel respectively.* Operations since inception have primarily included expenditures related to the organization of the Company's proposed business ventures and the prototype development of its branded products and services. Unless otherwise noted, references to the Company relate to Citizens Capital Corp. and its subsidiaries Landrush; Media Force and SCOR, collectively.

THIS REGISTRATION STATEMENT CONTAINS FORWARD-LOOKING STATEMENTS (IDENTIFIED WITH AN ASTERISK "*") THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN THE SECTION ENTITLED "BUSINESS-RISK FACTORS" AND ELSEWHERE IN THIS REGISTRATION STATEMENT. IN ADDITION TO THE OTHER INFORMATION IN THIS DOCUMENT, ANY PROSPECTIVE INVESTOR IN SECURITIES OF THE COMPANY SHOULD CAREFULLY CONSIDER THE SUBSECTION ENTITLED "BUSINESS-RISK FACTORS" IN EVALUATING THE COMPANY AND ITS BUSINESS.

General

The Company was incorporated under the laws of the State of Texas on March 12, 1991 as Let Us, Inc.. The Company's articles of incorporation were amended in the State of Texas on March 30, 1992 changing the issuer's corporate name from Let Us, Inc. to Citizens Capital Corp..

For the purpose of entering into the residential mortgage loan market segment; the Company organized a subsidiary, Landrush Realty Corporation on August 15, 1995. Also on August 15, 1995, the Company sold the trademarks and exclusive marketing rights to two of its residential home equity brands, The Texas Home Equity ReFund(R) and The Cash-Out Mortgage ReFinancer(R) to Landrush in exchange for 19,000,000 shares of Landrush common stock. On June 13,1997, the Company sold the trademark and exclusive marketing rights to its third residential home equity brand: The Home Equity Cashier(R) to Landrush in exchange for 333,334 shares of Landrush common stock.

For the purpose of entering into the print media market segment, the Company organized a subsidiary, Media Force Sports & Entertainment Inc. on June 13, 1997. Also on June 13, 1997, the Company sold the trademark, publishing and exclusive marketing rights to its Black Financial~News(R) print publication to Media Force in exchange for 19,333,334 shares of Media Force common stock.

For the purpose of entering into the athletic shoe and apparel market segment, the Company organized a subsidiary, SCOR Brands Inc. on June 13, 1997. On November 20, 1997, the Company sold the trademark and exclusive marketing rights to its SCOR(R) brand athletic shoe and apparel logo to SCOR in exchange for 19,333,334 shares of SCOR common stock.

     Plan of Operation

The Company's plan of operation for the remainder of its 1999 fiscal year is to: 1) take to market, the prototype products and/or services contemplated by each of its three subsidiaries: Landrush; Media Force and SCOR respectively; 2) to continue to evaluate and pursue suitable merger and/or acquisition of existing operating entities; or acquire those assets and/or product marketing rights which may provide the Company with an entry into new markets or serve as a complimentary addition to existing operations, assets, products and/or services; 3) obtain sufficient financing to fund those merger and acquisition transactions deemed suitable by the Company for final consummation and 4) obtain sufficient financing to meet the Company's working capital requirements. *

----------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business-Risk Factors, " and elsewhere in this registration statement.

     Product and Research Development

For the remainder of its 1999 fiscal year, the Company does not plan to undertake any material level of product research.

For the remainder of its 1999 fiscal year, the Company's Landrush subsidiary intends to initiate and further the development of its contemplated residential and commercial real estate development ventures. *

For the remainder of its 1999 fiscal year, the Company's Media Force subsidiary does not plan any material level of product development.

For the remainder of its 1999 fiscal year, the Company's SCOR subsidiary intends to further the development of additional prototypes for its SCOR brand line of athletic shoes and apparel. *

----------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business-Risk Factors, " and elsewhere in this registration statement.

     Acquisition of Plant and Equipment

The Company does not currently have any definitive written or verbal agreements in place to acquire a plant or purchase any equipment. The Company, however, anticipates that it may, from time to time, acquire plant facilities or purchase certain production equipment as part of its efforts to merge or acquire suitable operating entities or assets which may provide the Company with an entrance into new market segments or serve as a complimentary addition to existing operations, assets, products or services. *

----------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business-Risk Factors, " and elsewhere in this registration statement.

     Change in Numbers of Employees

The Company anticipates that it may have a material change in the number of employees that are required to manage and support the planning, administrative, finance and accounting, marketing, sales and the day to day operational aspects of: 1) its current development stage operations or 2) any operating entity which may be merged with the Company or acquired by the Company. The Company may retain the services of certain key personnel from any of those operating entity it deems suitable to merge with or acquire.*

----------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business-Risk Factors, " and elsewhere in this registration statement.

Financial Information About Industry Segments

The Company is a development stage company. The following table sets forth revenue; operating profit or loss; and identifiable assets; by industry segment attributable to the Company's last two (2) fiscal years. The initial launch and availability of the Company's products and services into their respective market segments is intended for implementation during the second; third and fourth quarter of the Company's 1999 fiscal year.* As such, the Company's financial performance set forth in the table hereof by industry segment may not be indicative of future performance results. As such, any prospective investor in securities of the Company should refer to and carefully consider the Company's consolidated financial statements and the accompanying notes thereto located in the section entitled "Financial Statements Index".

                                                   Year
                                               1997     1998

Sales to unaffiliated customers:
     Real Estate:                              0        0
        Mortgage Loans                         0        0
        Residential/Commercial Development     0        0
     Media:                                    0        0
        Print                                  0        0
     Athletic Products                         0        0
        Footwear                               0        0
        Apparel                                0        0
        Equipment                              0       438
Inter-segment sales or transfers:
     Real Estate                               0        0
     Media                                     0        0
     Athletic Products                         0        0
Operating profit or loss
     Real Estate                            -5,722   -5,046
     Media                                  -1,575   -4,522
     Athletic Products                      -2,360   -7,784
Identifiable assets:
     Real Estate                               0       150
     Media                                     0       120
     Athletic Products                         0        90

Narrative Description of Business

     Principal Products Produced and Services Rendered

The Company, through its Landrush; Media Force; and SCOR subsidiaries intends to offer products and/or services in each of the following three market segments:*

1) residential mortgage loan marketing; commercial and residential real estate investment and development.
2) news print; entertainment and media productions.
3) the design, marketing and distribution of branded athletic shoes and apparel.

The principal products intended to be offered by Landrush are The
Texas Home Equity ReFund(R), The Cash-Out Mortgage ReFinancer(R) and The Home Equity Cashier(R) home equity products. Landrush owns the registered trademarks and/or has the exclusive marketing rights to each of the three products.

The principal market for each of the three products are residential homeowners whose home market value exceeds the remaining mortgage balance on their home. The difference between a home's market value and the mortgage loan balance owed on the home represents the homeowner's equity in their property. By obtaining a new mortgage at a value which approximates a percentage of the home's current market value, a homeowner may utilize the cash proceeds from a newly issued mortgage to pay off their existing mortgage loan balance. The residual cash balance remaining after the homeowner pays off of their existing mortgage loan balance represents the homeowner's home equity. This residual cash balance may be utilized by the homeowner for any personal or business purpose desired.

Each of Landrush's three home equity products are contemplated to be distributed primarily through mortgage brokers; Realtors and general sales agents.* For the fiscal year ended December 31, 1997 and December 31, 1998, Landrush's three home equity products did not contribute to the Company's consolidated revenue.

Landrush also may acquire existing residential, commercial, industrial, retail and hotel properties to lease and/or operate. Landrush may seek the purchase of raw land to facilitate the development of mixed use projects to include residential, commercial, industrial, retail and hotel sites.* For the fiscal year ended December 31, 1997 and December 31, 1998, Landrush's proposed residential and commercial development ventures did not contribute to the Company's consolidated revenue.

The principal market for Landrush's proposed residential real estate development ventures are current apartment residents and existing homeowners who seek high quality housing solutions which are conveniently located. Landrush may utilize local and/or regional real estate professionals to market its proposed residential housing products.*

The principal market for Landrush's contemplated commercial real estate developments are anticipated to be businesses whose principal activities involve the sale of retail products and/or services directly to the public; point to point distribution; warehousing or light manufacturing.* In order to market its proposed commercial real estate ventures, Landrush may work directly with potential tenants, as well as, with commercial real estate brokers.*

The principal product intended for production and distribution by Media Force is the Black Financial~News(R). The Black Financial~News(R) is scheduled to be a weekly news publication whose topics provide an intersection where people, production, commerce and investment have an opportunity to meet.*

The principal market for Media Force's Black Financial~News(R) publication is the African American community and those merchandisers who would like to target and promote the sell of their products and/or services to the African American consumer market. *

Media Force intends to market its Black Financial~News(R) publication through news stands, newspaper/magazine distributors, direct mail and through various retail chain establishments.* For the fiscal year ended December 31, 1997 and December 31, 1998, Media Force's Black Financial~News(R) publication did not contribute to the Company's consolidated revenue.

The principal products intended for production by SCOR are the SCOR(R) brand line of athletic shoes and apparel.* The SCOR(R) brand line of athletic shoes and apparel are intended to serve both the general recreational and institutional sports markets.*

SCOR intends to utilize mail order catalogs to market its SCOR(R) brand line of athletic shoes and apparel directly to consumers.* SCOR also intends to market its SCOR(R) brand line of athletic shoes and apparel through local, regional and national retail sporting goods and footwear stores.* For the fiscal year ended December 31, 1997 and December 31, 1998, SCOR contributed $0 and $438 respectively to the Company's consolidated revenue. The $438 contributed by SCOR for the fiscal year ended December 31, 1998 accounted for more than 15% of the Company's consolidated revenue during said fiscal year.

----------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business-Risk Factors, " and elsewhere in this registration statement.

     Description of the Status of Products or Services

Product prototypes have been developed for each of the Company's three subsidiaries.

Landrush's Texas Home Equity ReFund(R), Cash-Out Mortgage ReFinancer(R) and Home Equity Cashier(R) home equity brands have been developed. Landrush has the exclusive marketing rights for each of the brands and each brand may be marketed to the public at the discretion and timing of Landrush.

A prototype of Media Force's Black Financial~News(R) publication has been developed and may be produced and marketed to its targeted audience; newspaper and magazine retailers; distributors and advertisers at the discretion of Media Force.

Prototypes of SCOR's SCOR(R) brand basketball and cross training shoe lines, as well as, samples of its apparel lines have been developed and may be produced at the discretion of SCOR. From initial design to production, a new style of SCOR(R) brand footwear may be produced within a forty five (45) to ninety (90) day period.

The Company nor any of its subsidiaries has made any public announcements concerning its products or services. However, the Company does anticipate making said public announcement as the Company and its subsidiaries move its products and services into the public market place.* Moreover, the Company may be required to publicly disclose certain events and activities related to its operations as a reporting company pursuant to the requirements of the Exchange Act of 1934 (the "Exchange Act").

----------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business-Risk Factors, " and elsewhere in this registration statement.

     Sources and Availability of Raw Materials

The intended operations of the Company's subsidiaries shall be dependent upon sources and/or the availability of raw materials for the initiation and completion of its contemplated business ventures.*

Landrush's purposed residential and commercial development ventures are highly dependent upon sources and the availability of raw materials.* Landrush may source and use such raw materials as: steel beams, wood, bricks, cement, and plastic.* Landrush's general building contractors may make direct use of said raw materials during the course of any proposed, contracted building assignment.* All material sources of raw materials which may be needed by Landrush to carry out its contemplated residential and commercial development ventures are generally available in sufficient supply.*

Media Force's Black Financial~News(R) publication shall be dependent upon a ready source of paper and ink for print production. Media
Force intends to utilize the printing services of third party commercial printer to carry out the initial printing of its Black Financial~News(R) publication.* Sources of paper and ink are generally available through a number of third party commercial printers which are available to Media Force.

SCOR's prototype branded athletic shoes shall be dependent upon a ready source of natural and synthetic rubber, vinyl and plastic compounds, foam cushioning materials, nylon, canvas, and leather.* SCOR's proposed apparel products are dependent upon the use of natural and synthetic fabrics, treads and specialized performance fabrics designed to repel rain, retain heat, or efficiently transport body moisture. SCOR's contemplated athletic shoes and apparel lines shall be produced by third party, contract manufacturers located in Mexico, South Korea, China, Canada and/or the United

States.* Said contract manufacturers typically buy raw materials in bulk, as needed for production. Raw materials necessary to produce SCOR's branded footwear is generally available in or is delivered to the countries where the manufacturing process takes place. The contract manufacturers who have been identified to produce SCOR's branded shoe and apparel lines have not experienced any material level of difficulties in satisfying raw material requirements used for production.*

----------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business-Risk Factors, " and elsewhere in this registration statement.

     Patents, Trademarks, Licenses, Franchises and Concessions

The Company utilizes trade and/or service marks on a substantial number of the products and/or services proposed for offering by its Landrush; Media Force; and SCOR subsidiaries. The Company believes that having distinctive marks that are unique and readily identifiable is a very important factor in creating and maintaining a market for its products and services, in identifying the Company and its subsidiaries and in distinguishing its products and services from the other products and services offered in the market place.* The Company and its subsidiaries consider its trade and service brands to be amongst its most valuable assets.*

The Texas Home Equity ReFund(R); The Cash-Out Mortgage ReFinancer(R); The Home Equity Cashier(R); and SCOR(R) brand marks are registered trademarks of the Company and/or its subsidiaries. The Company and its subsidiaries have the exclusive right to use and market said trademarks in the market place. The registrations in effect for each of the trademarks expires in the year 2008.

The Black Financial~News(R) brand mark is a registered trademark of the Company and/or its subsidiaries. As such, the Company and its subsidiaries have the exclusive right to use and market said trademarks in the market place. The registrations in effect for the trademark expires in the year 2008.

The SCOR brand mark is a registered trademark of the Company and/or its subsidiaries. As such, the Company and its subsidiaries have the exclusive right to use and market said trademarks in the market place. The registrations in effect for the trademark expires in the year 2008.

----------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business-Risk Factors, " and elsewhere in this registration statement.

     Seasonal Nature of Business

Demand for the products and services contemplated by the Company and its subsidiaries are influenced by seasonal changes, as well as, changes in consumer attitudes and demand.* The Company and its subsidiaries may experience fluctuations in sales volume during a given year as a result of seasonal changes or changes in consumer attitudes.* The Company believes that the mix of its proposed product for sale may vary considerably from time to time as a result of changes in seasonal, gender and geographic demand.*

The Company believe that the relative popularity of various sports and fitness activities, as well as, changing design trends may affect the demand for SCOR's contemplated athletic shoes and apparel products.* As such, SCOR believes that it must respond to trends and shifts in consumer preferences by adjusting the mix of its contemplated product offerings, develop new styles and categories and influence consumer buying preferences through aggressive marketing and the utilization of efficient production and inventory techniques.*

The Company believes that changes or fluctuations in interest rates may adversely impact Landrush's proposed home equity products as these products are tied directly to the cost of money, as related to the rate of interest charged to obtain a mortgage loan.* The Company also believes that fluctuations in interest rates may impact Landrush's ability to obtain financing necessary to hold funded mortgage loans prior to the bundling, securitization and re-marketing of said mortgage loans in the secondary mortgage market.

----------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business-Risk Factors, " and elsewhere in this registration statement.

     Inventory Requirements

The athletic footwear and apparel industry that the Company's SCOR subsidiary proposes to operate in is generally characterized by specialized athletic shoe companies, apparel companies, sports equipment companies and large companies having diversified lines of products primarily serving the retail store market segment. Those companies who have a large retail store customer base generally offer ordering programs which allow their retailers to order product five to six months in advance of delivery with the guarantee that a certain percentage of the orders will be delivered within a preset time and at a fixed price. These companies generally maintain strategically located distribution facilities in order to warehouse new products prior to delivery to their retail customers. In order to better manage inventory and working capital, several of the larger companies in the athletic footwear and apparel industry maintain company operated retail outlets which primarily carry b-grade and close out merchandise.

To maintain the lowest possible level of inventory and thereby better manage working capital requirement, SCOR may market its proposed SCOR(R) brand line of athletic shoes and apparel directly to customers utilizing mail order catalogs.*
Sales generated by mail order catalog are generally pre-paid by the customer. Prepaid sales generally allow a company to have a higher level of control over inventory and correspondingly reduces working capital requirements.

SCOR may also pre-determine the initial styles, colors and categories of the products it will offer for a given sport. Once the styles and categories are determined, SCOR may warehouse and maintain a minimum 120 day inventory of those products, style and color categories which are known to take up to 90 days to design, produce and ship.*

SCOR may warehouse and maintain a minimum 30 day inventory of those contemplated apparel items which are known to take up to 14 days to design, produce and ship.* Said product and style categories shall require pre-payment and may be shipped directly when ordered.* All contemplated products to be produced may require that SCOR make working capital investments in the production of said products prior to delivery.* Payment for recreational customer direct purchases shall generally be due and payable to SCOR at the time that a given product is ordered.* SCOR may make thirty (30) day credit terms available to certain institutional customers who are credit worthy and may provide all of its customers with credits and/or refunds for merchandise returned due to product defect.*

----------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business-Risk Factors, " and elsewhere in this registration statement.

     Dependence of Segment on a Single Customer

Neither the Company nor any of its subsidiaries are dependent upon a single customer or a few customers for the generation of product sales.

For its fiscal year ended December 31, 1998, the Company's SCOR subsidiary was dependent on two customers, the San Antonio Independent School District and the San Antonio Northside Independent School District, for sales equal to 10% or more of its consolidated revenue. The Company does not believe that the loss of any one or both of these customers would have a material adverse effect on the Company or its SCOR subsidiary.*

----------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business-Risk Factors, " and elsewhere in this registration statement.

     Sales Order Backlog

Neither the Company nor any of its subsidiaries currently have any firm or unfirm sales order backlog. Moreover, neither the Company nor any of its subsidiaries have any firm or unfirm sales order backlog for the fiscal years ended December 31st of 1997 and 1998 respectively.

     Renegotiation; Termination of Business or Contracts

No portion of the Company's contemplated business nor the contemplated business of any of its subsidiaries, were subject to any form of renegotiation preceding nor were they subject to the renegotiation or termination of any major or minor government contracts or contracts otherwise for the fiscal years ended December 31st of 1997 and 1998 respectively.

     Competition

The Company's Landrush subsidiary contemplates operating in the residential mortgage loan market.* The residential mortgage loan market is a competitive and widely disbursed market segment which generally consist of either large or boutique financial institutions who provide wholesale mortgage loan underwriting services through a network of regional and/or national retail mortgage loan originators. These mortgage loan originators may be affiliated representatives of the funding mortgage underwriter or they be independent mortgage brokers. The industry is characterized by keen interest rate competition. The underwriting institutions who have access to the capital markets are generally able to secure funds at a more favorable overall cost. These cost factors, manifested in the form of loan interest rates, are then passed to borrowers through the underwriter's network of regional and/or national retail mortgage loan originators.

Countrywide Home loans; Fannie Mae; Freddie Mac, Cityscape Financial Corporation, Coldwell Banker, Trammel Crow and Crescent Real Estate Equities are amongst the industry's leading market participants.

Landrush believes that it may face tremendous competitive risk in its attempts to gain market share from its more established competitors.* However, Landrush believes that through the utilization of various alternative methods of product creation; marketing, distribution, property acquisition and gaining access to the capital markets it may achieve a higher initial level of market results then would otherwise be likely.*

The Company's Media Force subsidiary contemplates operating in the specialty news and media production industry segment.* The specialty news and media production industry segments are characterized by many niche market publishers offering their publications to local, regional and/or national audiences. Through its coverage content, each publication attempts to appeal to the interests and/or needs of a specific target market audience. Publishers then provide merchandisers with a captive readership audience in which the merchandiser's products and services may be advertised, promoted and sold.

On a non material basis, Media Force anticipates that it will generally always be in competition on a local level with various niche market publishers whose target audience is the African American community. The USA Today; Wall Street Journal; Black Enterprise Magazine; Ebony and JET publications are amongst the leading national specialty news and entertainment market participants who Media Force shall be in competition with on various levels.*

The Company believes that Media Force may face tremendous competitive risk in its attempts to gain market share from its more established competitors.* However, Media Force believes that through the utilization of various alternative methods of product production, marketing and distribution, it may achieve a higher initial level of operational results then would otherwise be likely.*

The Company's SCOR subsidiary contemplates operating in the athletic footwear and apparel industry.* The athletic footwear and apparel industry is keenly competitive in the United States and on a worldwide basis in the areas of new product development, price, product identity, marketing, distribution, and customer service support. SCOR anticipates that it will compete with an increasing number of specialized athletic shoe and apparel companies.* The intense competition and the rapid changes in technology, as well as, consumer preferences for existing athletic footwear and apparel brands may constitute significant risk factors for SCOR.*

Nike, Reebok, Adidas, Converse and Fila are amongst the leading market participants in the footwear and apparel industry. Given the proprietary nature existing production, marketing and distribution processes, SCOR may face tremendous competitive risk in its attempts to gain market share from its more established competitors.* However, SCOR believes that through the utilization of various alternative methods of product production, marketing and distribution, it may achieve a higher initial level of market results then would otherwise be attainable.*

----------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business-Risk Factors, " and elsewhere in this registration statement.

     Research & Development Expenditures

The Company spent $9,657 and $17,516 on research and development for its fiscal years ended December 31st 1997 and 1998 respectively.

The Company believes that the research and development efforts of the Company and its subsidiaries are key factors in its future success.* As such, the Company may increase the amount of manpower and financial resources which are allocated to research and development as related to the various products and services contemplated to be offered by the Company and its subsidiaries.* Said increase in manpower and financial resources shall only occur in proportion to the growth and needs of the Company and its subsidiaries.

----------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business-Risk Factors, " and elsewhere in this registration statement.

     Compliance with Federal, State, and Local Provisions

For the Company's fiscal year end December 31st; 1997 and 1998 respectively, there were no material or immaterial items or issues of federal, state or local compliance as related to the developmental operations of the Company or of any of its subsidiaries.

For the remainder of the Company's fiscal year end December 31, 1999, the Company does not anticipate making any material or immaterial capital expenditures on items or issues necessary for federal, state or local compliance as related to the developmental operations of the Company or of any of its subsidiaries.*

----------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business-Risk Factors, " and elsewhere in this registration statement.

     Number of Employees

The Company currently employs one active employee. Until the Company initiates and expands the contemplated operations of its three subsidiary units and/or consummates future acquisition transactions as they become available, the Company's Chief Executive Officer, Billy D. Hawkins has served and will continue to serve as the managing director of the Company and its subsidiaries.* Mr. Hawkins is currently in charge of the day to day operations of the Company. Mr. Hawkins has not and does not currently receive any salary compensation in exchange for his services on behalf of the Company and its shareholders.

During the remainder of its1999 fiscal year, both the Company and its subsidiaries may add additional staff as its contemplated ventures may require.*

----------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business-Risk Factors, " and elsewhere in this registration statement.

     Risk Factors

The following factors, among others, should be considered carefully in evaluating the forward-looking statements made by the Company in this registration statement and in evaluating the Company's business before making a decision concerning the purchase of its securities.

          Development Stage Status

  The Company is a development stage company holding company operating through three subsidiaries; LandRush, Media Force and SCOR. Operations since inception have primarily included expenditures related to development of the Company's proposed business ventures. Since its inception, neither the Company nor any of its subsidiaries have been profitable.

          Product Quality and Development

Each of the three mortgage brands owned by the Company's Landrush subsidiary are newly developed. There are no assurances that a market will develop or can be maintained for any of the brands, if developed.

The Black Financial~News(R) brand proposed to be published by the Company's Media Force subsidiary, is a new publication with no history of publication or established circulation. There are no assurances that the Black Financial~News(R) publication will be received in the market place or establish a significant level of circulation.

For the Company's SCOR subsidiary to be perceived as a viable replacement for existing and better known name brand athletic footwear and apparel, the proposed SCOR products must be visually attractive and solidly constructed. In order to remain in tune with changing customer tastes and attitude, SCOR must establish and maintain an active product development program. There is no assurance that a market will develop for the SCOR brand line of athletic shoes and apparel will develop.

          Dependence on Advertising and Promotion

The success of the products and services proposed to be offered by each of the Company's three subsidiaries are dependent on advertising and promoting each of the products and services.

As new entries into the residential mortgage loan market, each of Landrush's three mortgage brands must be heavily advertised and promoted in order to be successful and to become recognized brand names. Residential mortgage loans are not usually marketed as brand name products.

Media Force's Black Financial~News(R) publication is dependent on the advertisement and promotion of its brand name as a financial~news publication. As a financial~news publication, the publication is able to fill a specific market niche and establish separation between itself and other publications which target the African American community.

The athletic shoe and apparel market is extremely marketing oriented. The Company's SCOR subsidiary shall be highly dependent upon the advertisement and promotion of its branded products in order to generate a sufficient level of sales activity.

          No Assurance of Profitability

The Company is a development stage company which has not generated a material level of sales activity nor has the company generated a profit. For the Company's fiscal years ended December 31, 1997 and 1998, the Company generated net losses of <$9,657> and <$17,353> respectively. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by development stage companies. To address these risks, the Company must, among other things, establish its products and services in their respective markets, respond to competitive developments, continue to attract, retain and motivate qualified persons, and continue to upgrade its technologies and commercialize its products and services incorporating such technologies. There can be no assurance that the Company can be in addressing these risks or that the Company can be operated profitably, which depends on many factors, including the success of the Company's marketing program, the control of expense levels and the success of the Company's business activities.

          Possible Under Capitalization and Need For Future Financing

The Company anticipates that a significant portion of its near-term capital resources will be provided by borrowing against its $50,100,000 Note Receivable held as collateral for a $50,100,000 loan made to its 1998 Citizens Capital Corp. Employee Stock Ownership Plan Trust in order to purchase 15,000,000 shares of the Company's common stock. Said Note has a "demand call' provision that allows the Company to demand the liquidation of up to 15,000,000 shares of the Company's common stock, held by the trust, anytime the price of said shares are priced in the public or private capital market at $5.00 per share or more. If the Company is unable to obtain anticipated financing utilizing the "demand call" provisions of its Note Receivable held, there can be no assurance that the Company will be able to successfully implement its business or meet working capital requirements. While the Company intends to explore a number of options in order to secure alternative financing in the event that this anticipated financing is not obtained or is insufficient, there can be no assurance that additional financing will be available when needed or on terms favorable to the Company.

          Dependence On Management

Shareholders of the Company are fully dependent upon management to conduct the Company's business. Success of the business depends on the skills and efforts of management and, to a large extent, on the active participation of the Company's executive officers and key employees. The Company provides stock options, which currently serve to retain and motivate qualified management personnel or other key employees. However, the inability to attract, retain and motivate qualified management and other key employees could adversely affect the Company's business.

          Competition

As discussed above, the markets for which the Company's subsidiaries propose to operate are intensely competitive, rapidly evolving and subject to rapid fundamental and technological change. Except for that of capital, there are no substantial barriers to initial entry, and the Company expects competition to persist, intensify and increase in the future. There can be no assurance that competitors will not develop fundamental methods and technologies or products that render the Company's products obsolete or less marketable, that the Company will be able to compete successfully, that the Company will be able to successfully enhance its products, or develop new products or lower costs when and as needed.

          Proposed Expansion And Ability To Manage Growth

The Company intends to expand its current level of operations. Expansion of the Company's operations will be dependent upon, among other things, its ability to: (I) achieve significant market acceptance for the Company's products and services; (II) hire and retain skilled management, marketing, technical and other personnel;
(III) successfully manage growth, if any (including monitoring operations, controlling costs, and maintaining effective quality controls); and, (IV) obtain adequate financing when needed. The Company's prospects for future growth will be largely dependent upon its ability to achieve significant penetration of its products and technologies in targeted markets, to successfully market its concepts, to develop and commercialize applications of its design and production technologies for the market and to enter into strategic alliances with third-parties in connection with the exploitation of its technologies. The Company could also seek to expand its operations through acquisition.

[FORWARD-LOOKING STATEMENTS]

A number of the matters and subject areas discussed in the preceding "Risk Factors" section that are not historical or current facts deal with potential future circumstances and developments. The discussion of these matters and subject areas is qualified by the inherent and uncertainties surrounding future expectations generally, and also may materially differ from the Company's actual future experience involving any one or more of these matters or subject areas. The Company has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from its current expectations regarding the relevant matter or subject area.

Financial Information about Foreign and Domestic Operations and Export
Sales

The Company is a development stage company. The following table sets forth domestic and foreign revenue; operating profit or loss; identifiable assets; and export sales attributable to the Company's last two fiscal years. The initial launch and availability of the Company's products and/or services into their respective market segments is intended for implementation during the second; third and fourth quarter of the Company's 1999 fiscal year.* As such, the Company's financial performance set forth in the table hereof for domestic and/or foreign operations may not be indicative of future performance results.

                                                Year
                                         1997          1998

Sales to unaffiliated customers:
    United States                        0             438
    Foreign                              0             0

Sales or transfers between geographic
areas:
    United States                        0             438
     Foreign                             0             0

Operating Profit or Loss:
     United States:                      -9,657        -17,353
      Foreign                            0             0

Identifiable assets:
      United States                      0             1,685
      Foreign                            0             0

Export Sales:                            0             0

----------
* This statement is a forward-looking statement reflecting current expectations. There can be no assurance that the Company's actual future performance will meet the Company's current expectations due to factors described in "Business-Risk Factors, " and elsewhere in this registration statement.

                 Management's Discussion and Analysis

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Financial Statements and the related Notes thereto included elsewhere in this document. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this document.

     Overview

The Company is a development stage holding company which acquires and/or develops those operating entities, assets and/or marketing rights which may provide the Company with an entrance into new market segments or serve as a complimentary addition to existing operations, assets, products or services.

The Company formed the following three subsidiaries: Landrush Realty Corporation ("Landrush"); Media Force Sports & Entertainment Inc. ("Media Force"); and SCOR Brands Inc. ("SCOR"), in order to enter the following three market segments: 1) residential mortgage loan marketing; commercial and residential real estate investment and development; 2) news print publishing and media advertising production and 3) the design, marketing and distribution of branded athletic shoes and apparel respectively.

 Operations since inception have primarily included expenditures related to the organization of the Company's proposed business ventures and the prototype development of its branded products and services.

     Liquidity And Capital Resources

Since its inception, the Company has financed its operations primarily from contributions from its principle stockholder and private placements with related parties. For the period ending December 31, 1997 and 1998, contributions from its principal stockholder totaled $9,307 and $15,563 respectively. The Company had $1,015 in cash as of December 31, 1998.

The Company's operating activities generated a net loss of ($9,657) and ($17,353) for the fiscal years ended December 31, 1997 and December 31, 1998 respectively. Losses generated during these periods were due to operating expenses exceeding revenue and an increase in accounts payables for the fiscal year ended December 31, 1998.

As a development stage company, the Company's products and services have not been established in the market place and thus have not generated an ongoing stream of revenues to offset operating expenses through the Company's fiscal year ended December 31, 1998.

For the fiscal year ended December 31, 1997 and December 31, 1998, the Company used ($150) and $0 net cash respectively for investing activities. As a development stage company, the Company has not generated sufficient cash from operations to increase its investing activities. All of the Company's available cash since inception has generally been utilized to pay operating expense as incurred.

For the fiscal year ended December 31, 1997 and December 31, 1998, the Company generated a net increase in cash of $0 and $1,015 respectively from financing activities. As a development stage company, the Company does not currently have any significant cash reserves nor has it established any lines of credit or long term borrowings as of December 31, 1998.

At December 31, 1998, the Company's level of cash reserves and level of working capital is not sufficient to allow the Company to introduce its proposed products and services into the market place. During the first, second and third quarters of fiscal year 1999, the Company intends to establish lines of credit; short term and/or long term borrowings necessary to fund its current working capital requirements.

As of the fiscal year ended December 31, 1998, the Company did not
have any material commitments for capital expenditures.   During the
first, second and third quarters of fiscal year 1999, the Company anticipates making capital expenditures necessary to pursue and consummate the acquisition of various operating entities as deemed suitable by the Company. The Company anticipates that the capital necessary for its acquisition initiatives shall be in the form of on balance sheet debt.

The Company anticipates that a significant portion of its short-term liquidity and capital resources shall be obtained by the Company borrowing against its $50,100,000 Note Receivable held as collateral for a $50,100,000 loan made to its 1998 Citizens Capital Corp. Employee Stock Ownership Trust in order for the trust to purchase 15,000,000 shares of the Company's common stock at $3.34 per share. Said Note has a "demand call' provision that allows the Company to demand the liquidation of up to 15,000,000 shares of the Company's common stock, held by the trust, anytime the price of said shares are priced in the public or private capital markets at $5.00 per share or more.

The Company's borrowing against said $50,100,000 Note held may be in the form a convertible debt instrument which may be converted into a set number of the Company's common shares at a stated price per share.

     Result of Operations

The Company is a development stage company whose products and services have not been significantly introduced, advertised, promoted or established into the market place as of the Company's fiscal year ended December 31, 1998. As such, the Company has not yet generated a material level of revenue. As such, operating expenses have outpaced revenues generating net losses for each of the Company's fiscal years ended December 31, 1997 and December 31, 1998.

It is the Company's opinion that once its products and services are materially introduced, advertised, promoted and established into the market place, there shall be a corresponding increase in the Company's revenue and profitability. Also, the Company believes that the initiation of its acquisition program will allow the company to "buy revenue". These additional revenues shall generally have a corresponding impact on both expenses and profitability.

The Company intends to utilize and rely heavily upon the merger and acquisition process to grow and expand its operations by "buying revenue" and various other assets, marketing and distribution rights which may provide the Company with expansion opportunities in existing market segments or with entry into new market segments..

                      Description of Properties.

The Company maintains executive offices located at: 8214 Westchester Lane, Suite 500, Dallas, Texas 75225. In preparation for its anticipated growth and the corresponding need for expanded office accommodations , the Company maintains said executive offices on a monthly rental basis.

The operations of each of the Company's three subsidiaries are currently being operated out of the Company executive offices located at: 8214 Westchester Lane, Suite 500, Dallas, Texas 75225.

As growth and expansion require, the Company and each of its three subsidiaries may relocate to larger executive facilities during the second; third and fourth quarters of the Company's 1999 fiscal year. The Company and/or its subsidiaries may acquire various administrative, manufacturing, and warehouse properties through its merger and acquisition activities intended to be carried out for the remainder of the Company's 1999 fiscal year.

    Security Ownership of Certain Beneficial Owners and Management.

The total outstanding common stock of the Company as of December 31, 1998, consists of 40,500,000 shares. All outstanding shares of common stock are entitled to one vote per share.

Security Ownership of Certain Beneficial Owners

The following table sets forth as of December 31, 1998, each stockholder known to the Company to beneficially own more than 5 percent of the Company's outstanding shares of common stock.

(1) Title of Class (2) Name and address   (3) Amount and nature of  (4) Percent
                   of beneficial owner    beneficial ownership      of class

Common Stock       The 3H Corporation     24,500,001(1)             60.4%
                   P.O. Box 671304
                   Dallas, Texas 75367

Common Stock       Citizens Capital       15,000,000(2)(3)          37.0%
                   Corp. Employee Stock
                   Ownership Trust
                   P.O. Box 670406
                   Dallas, Texas 75367

(1) The 3H Corporation directly owns 23,500,002 common shares of the Company and in its role as the general partner of Brice Street Partners Ltd., has sole voting and investment power over 999,999 additional common shares of the Company. Billy D. Hawkins, Chief Executive Officer; Chairman of the Board and a Director of the Company, has sole voting and investment control of The 3H Corporation. As a result, Mr. Hawkins may be deemed to be the beneficial owner of the shares owned and/or controlled by The 3H Corporation.

(2) Billy D. Hawkins, Chief Executive Officer; Chairman of the Board and a Director of the Company; Dwight Washington, a Director of the Company; and Hubert H. Hawkins, a Director of the Company are members of the Citizens Capital Corp. Employee Stock Ownership Plan Executive Committee. As a result, the Executive Committee consisting of Mr. Hawkins; Mr. Washington and Mr. Hubert H. Hawkins may be deemed to have shared investment power over the shares owned by the Citizens Capital Corp. Employee Stock Ownership Trust. The address for each member of the Citizens Capital Corp. Employee Stock Ownership Plan Executive Committee is: P. O. Box 670406, Dallas, Texas 75367.

(3) Pursuant to the trust agreement which governs the Citizens Capital Corp. Employee Stock Ownership Trust, the trust has a duration of 10 years and expires November 11, 2007.

Security Ownership of Management

The following table sets forth certain information regarding the beneficial ownership as of December 31, 1998, of the Company's common stock by (a) each person known by the Company to be a beneficial owner of more than five percent of the outstanding common stock of the Company, (b) each director of the Company, and (c) all directors and executive officers of the Company as a group (5 persons), owned beneficially 39,499,998 shares or 97.5% of the issued and outstanding shares of common stock as set forth in the following table.

(1) Title of Class  (2)Name of             (3) Amount and Nature    (4) Percent
                     Beneficial Owner      of Beneficial Ownership   of Class

Common Stock        Billy D. Hawkins        24,500,001(1)            60.4%

Common Stock        Dwight Washington       100,000(2)               *

Common Stock        Hubert H. Hawkins       100,000(3)               *

Common Stock        Enos Harris             100,000(4)               *

Common Stock        Directors and           15,000,000 (5)           37.0%
                    Executive Officers As
                    A Group (5) persons

(*)  Less than 1%

(1) The 3H Corporation directly owns 23,500,002 common shares and in its role as the general partner of Brice Street Partners Ltd., has sole voting and investment power over 999,999 additional shares.
Billy D. Hawkins, Chief Executive Officer; Chairman of the Board and a Director of the Company, has sole voting and investment control over The 3H Corporation. As a result, Mr. Hawkins may be deemed to be the beneficial owner of the shares owned and/or controlled by both The 3H Corporation and Brice Street Partners Ltd..

(2) Dwight Washington in his role as Chief Financial Officer of the Company has an option to buy 100,000 shares of the Company's class A; common stock at $1.50 per share. Unless or until extended, said option is for a period of four years beginning December 31, 1998. No options have been exercised as of December 31, 1998.

(3) Hubert H. Hawkins in his role as Vice President of Benefits of the Company has an option to buy 100,000 shares of the Company's class A; common stock at $1.50 per share. Unless or until extended, said option is for a period of four years beginning December 31, 1998. No options have been exercised as of December 31, 1998.

(4) Enos Harris in his role as Chief Operating Officer of the Company has an option to buy 100,000 shares of the Company's class A; common stock at $1.50 per share. Unless or until extended, said option is for a period of four years beginning December 31, 1998. No options have been exercised as of December 31, 1998.

(5) Billy D. Hawkins, Chief Executive Officer; Chairman of the Board and a Director of the Company; Dwight Washington, a Director of the Company; and Hubert H. Hawkins, a Director of the Company are members of the Citizens Capital Corp. Employee Stock Ownership Plan Executive Committee. As a result, the Executive Committee consisting of Mr. Hawkins; Mr. Washington and Mr. Hubert H. Hawkins may be deemed to have shared investment power over the shares owned by the Citizens Capital Corp. Employee Stock Ownership Trust. The address for each member of the Citizens Capital Corp. Employee Stock Ownership Plan Executive Committee is: P. O. Box 670406, Dallas, Texas 75367.

Changes in Control

The Company has no knowledge of any arrangements whereby its securities or those of its parent, have been pledged, the subsequent operation of which, would result in a change in control of the Company.

                   Directors and Executive Officers.

Identification of Directors

Management of the Company is vested in its Board of Directors and officers. The directors are elected by the shareholders. The officers of the Company hold office at the discretion of the Board of Directors. There currently are four directors.

The table below lists the Company's current Directors. Each Director will serve until the Company's next annual meeting of shareholders or until a successor shall be elected and shall qualify. There are no current nominees to the Company's Board of Directors.

       Name         Age           Positions Held          Term of Office

Billy D. Hawkins     35            D; CEO.; COB              7 years

Dwight Washington    33          D; CFO; Treasurer            1 year

Hubert H. Hawkins    66     D; V.P. Benefits; Secretary       1 year

Enos Harris          43               D; COO                  1 year

(D)=Director
(CEO)=Chief Executive Officer
(COO)=Chief Operating Officer
(COB)=Chairman of the Board
(CFO)=Chief Financial Officer

Identification of Executive Officers

The table below lists the Company's current Executive Officers. Each Executive Officer is chosen by the Company's Board of Directors and shall continue in service as Officers until replaced or reassigned by said Board of Directors..

       Name          Age          Positions Held         Term of Office

Billy D. Hawkins     35            D; CEO.; COB              7 years

Dwight Washington    33          D; CFO; Treasurer           1 years

Hubert H. Hawkins    66     D; V.P. Benefits; Secretary      1 years

Enos Harris          43               D; COO                 1 years


Identification of Certain Significant Employees

Presently, the Company does not currently have any employees that are not executive officers who are expected to make significant contributions to the Company's business. As the Company enters new markets and expands its business operations, it may add key personnel whose contributions it shall consider as significant to meeting itsoverall contemplated business objectives.

Family Relationships

Billy D. Hawkins, a Director, Chief Executive Officer and Chairman of the Board of the Company is the blood son of Hubert H. Hawkins, a Director and Secretary of the Company.

Enos Harris, a Director, and Chief Operating Officer of the Company is the first cousin of Billy D. Hawkins, a Director, Chief Executive Officer and Chairman of the Board of the Company. Mr. Harris is also the blood nephew of Hubert H. Hawkins, a Director and Secretary of the Company.

Business Experience

Billy D. Hawkins, Chief Executive Officer-- Mr. Hawkins, 35, a director since 1991, is Chief Executive Officer and Chairman of the Board of Directors of the Company. Mr. Hawkins founded and organized the Company in 1991. Since 1991, Mr. Hawkins has had the lead role in the planning and development of the Company's mergers and acquisition program. Prior to 1991, Mr. Hawkins was a staff accountant with Mobil Oil Corporation in Dallas, Texas. Mr. Hawkins attended Eastern New Mexico University where he received a bachelors degree in finance 1986.

Dwight Washington, Chief Financial Officer--Mr. Washington, 33, a director since 1998, Mr. Washington intends to join the Company on a full time basis as Chief Financial Officer and Treasurer in 1999. From 1994 to Present, Mr. Washington serves as controller of Ross Aviation Inc. in Albuquerque, New Mexico. From 1992 to 1994, Mr. Washington served as Audit Senior at Arthur Anderson & Co., in Albuquerque, New Mexico. For the period of 1989 thru 1992, Mr. Washington held the positions of bank examiner and audit coordinator at Sunwest Bank in Albuquerque, New Mexico and the position of junior auditor at Eastern New Mexico University in 1987. Mr. Washington attended Eastern New Mexico University where he received a bachelors degree in accounting in 1987 and attended the University of Phoenix where he obtained his Masters of Business Administration in 1998.

Hubert H. Hawkins, Vice President of Benefits--Mr. Hawkins, 66, secretary and a director since 1998, Mr. Hawkins intends to join the Company on a full time basis as Vice President of Benefits in 1999. From 1979 to 1995, Mr. Hawkins served as the director of personnel for the San Antonio Housing Authority in San Antonio, Texas. Mr. Hawkins retired from the San Antonio Housing Authority in January of 1995.

Enos Harris, Chief Operating Officer--Mr. Harris, 43, a director since 1998, Mr. Harris is one of the Company's original investors and intends to join the Company on a full time basis as an Operating Officer in 1999. From 1978 through 1998, Mr. Harris served as supervisor of up to 150 employees which included clerks; carriers and route examiners for the United States Postal Service in Houston, Texas. Prior to 1978, Mr. Harris attended San Jacinto College in Pasadena, Texas from 1975 to 1976. From 1976 to 1978, Mr. Harris attended Texas Southern University in Houston, Texas.

No person nominated nor serving in the role of director of the Company currently holds any other directorship with any company with a class of securities registered pursuant to section 12 of the Exchange Act of 1934 or any company subject to the requirements of section 15(d) of said Act nor does any director of the Company hold any directorship with any company registered as an investment company under the Investment Company Act of 1940.

Involvement in Certain Legal Proceedings

(1) During the past five years, no petition under the federal bankruptcy laws or any state insolvency law has been filed by or against any director, person nominated to become a director or executive officer of the Company. Nor has any receiver, fiscal agent or similar officer been appointed by a court for the business or property of such person, or any partnership, corporation or business association in which said person was a general partner or executive officer within two years before the time of any such filings.

(2) During the past five years, no director, person nominated to become a director or executive officer of the Company been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding.

(3) During the past five years, no director, person nominated to become a director or executive officer of the Company, the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated by a court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting him from the following activities:

  (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant or any other person regulated by the Commodity Futures Trading Commission, or any associated person of any of the foregoing or as an investment adviser, underwriter, broker or dealer in securities or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity.

  (ii) no director, person nominated to become a director or executive officer of the Company is the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated by a court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting him from engaging in any type of business practice; or

  (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

(4) During the past five years, no director, person nominated to become a director or executive officer of the Company is the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated by any Federal or State authority barring, suspending or otherwise limiting said persons for more than 60 days from engaging in any activity described in paragraph (3)(i) of this section, or from being associated with persons engaged in any such activity.

(5) During the past five years, no director, person nominated to become a director or executive officer of the Company been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any Federal or State securities law and no judgment in such civil action or finding by the Securities and Exchange Commission been subsequently reversed, suspended or vacated.

(6) During the past five years, no director, person nominated to become a director or executive officer of the Company been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, no judgment in such civil action or finding by the Commodity Futures Trading Commission been subsequently reversed, suspended or vacated.

Promoters and Control Persons

(1) Billy D. Hawkins, a Director, Chief Executive Officer and Chairman of the Board of the Company is the only person of the Company who may be considered a promoter and control person of the Company. During the past five years, Mr. Hawkins has not and is not subject to any of the events which have been enumerated in paragraphs (1) through
(6) of the above section titled; "Involvement in certain legal proceedings".


                             Executive Compensation

The following table sets forth all compensation paid or earned for services rendered to the Company by its executive officers in all capacities during the fiscal year ended December 31, 1998. No executive officer received total annual salary, bonus, or other compensation in excess of $100,000 during the fiscal year ended December 31, 1998.

                                                              Summary Compensation Table
                                        Annual compensation                                     Long term compensation

                                                                                          Awards           Payouts
Name and principal position      Year   Salary($) Bonus ($)   Other        Restricted     Securities       LTIP         All other
                                                              annual       stock          underlying       Payouts($)   compen-
                                                              compen-      award(s)       options/SARs(#)               sations($)
                                                              sation($)
(a)                              (b)    (c)       (d)         (e)          (f)            (g)              (h)          (i)

CEO, Billy D. Hawkins            1998   $0.00(1)  $0.00(1)    $0.00(1)     $0.00(1)       100,000(1)       $0.00(1)     $0.00(1)

CFO, Dwight Washington           1998   $0.00(2)  $0.00(2)    $0.00(2)     $0.00(2)       100,000(2)       $0.00(2)     $0.00(2)

COO, Enos Harris                 1998   $0.00(3)  $0.00(3)    $0.00(3)     $0.00(3)       100,000(3)       $0.00(3)     $0.00(3)

V.P. Benefits, Hubert H. Hawkins 1998   $0.00(4)  $0.00(4)    $0.00(4)     $0.00(4)       100,000(4)       $0.00(4)     $0.00(4)

(1) In order to conserve the Company's financial resources during the early stages of its growth and development, Billy D. Hawkins elected to forgo any form of cash or non-cash salary or bonus as compensation for his role as the Company's Chief Executive Officer for the fiscal year ended December 31, 1998.

(2) Mr. Washington did not receive any form or cash or non-cash salary or bonus as compensation during the Company's fiscal year ended December 31, 1998. Mr.
Washington in his role as Chief Financial Officer of the Company was granted an option to buy 100,000 shares of the Company's class A; common stock at $1.50 per share. Said option is for a period of four years beginning December 31, 1998.
No options have been exercised as of December 31, 1998.

(3) Mr. Harris did not receive any form of cash or non-cash salary or bonus as compensation during the Company's fiscal year ended December 31, 1998. Mr.
Harris in his role as Chief Operating Officer of the Company has an option to buy 100,000 shares of the Company's class A; common stock at $1.50 per share.
Unless or until extended, said option is for a period of four years beginning
December 31, 1998.  No options have been exercised as of December 31, 1998.

(4) Mr. Hawkins did not receive any form of cash or non-cash salary or bonus as compensation during the Company's fiscal year ended December 31, 1998. Mr.
Hawkins in his role Vice President of Benefits of the Company has an option to buy 100,000 shares of the Company's class A; common stock at $1.50 per share.
Unless or until extended, said option is for a period of four years beginning
December 31, 1998.  No options have been exercised as of December 31, 1998.

1998 Stock Option Plan

The Company's 1998 Stock Option Plan ("1998 Plan") is intended to serve as an equity incentive program for management, qualified employees, non-employee members of the Board of Directors, and independent advisors or consultants. The
1998 Plan became effective on December 1, 1998 upon adoption by the Board of Directors, and has been recommended for approval of shareholders at the March 1, 1999 annual meeting. Under the 1998 Plan, the total number of shares of common stock reserved for issuance is 2,000,000, which may be Incentive Stock Options
("ISO") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or non-qualified stock options.

The 1998 Plan provides participants with a four year vesting schedule. 25% of the total options granted to participants may be vested immediately. 25% of the total options granted to participants may be vested after 2 years. An additional 25% of the total options granted to participants may be vested after 3 years. The final 25% of the total options granted to participants may be vested after 4 years.


1998 ESOP Plan

  The Company adopted an Employees Stock Ownership Plan ("ESOP" or the "Plan") on May 1, 1998, which covers all employees with at least a year of consecutive service that are not covered by a collective bargaining agreement. The purpose of the Plan is to enable participating employees of the Company to share in the development and growth of the Company and to provide participants with an opportunity to build capital for their retirement, the Plan is designed to do so without any deductions from the participants' paychecks and without any cash investment by participants. The Plan provides for an allocation of Company stock to each participant's account of the greater of 15% or the maximum percentage allowable of participants' eligible compensation. Participants in the Plan are vested after of three years of uninterrupted service with the Company.

            Certain Relationships and Related Transactions.

Transactions with Management and Others

On May 8, 1998, the Company sold 15,000,000 shares of its common stock to its Employee Stock Ownership Plan (ESOP) Trust, the Citizens
Capital Corp. Employee Stock Ownership Trust for $3.34 per share or
$50,100,000.

Billy D. Hawkins, a director, Chief Executive Officer and Chairman of the Board of the Company; Dwight Washington, a director and Chief Executive Officer of the Company; and Hubert H. Hawkins, a director and Vice President of the Company serve on the Executive Committee of the Citizens Capital Corp. Employee Stock Ownership Trust. While neither Mr. Billy D. Hawkins; Mr. Dwight Washington; nor Mr. Hubert H. Hawkins separately hold any interest in the trust's assets, Mr. Billy
D. Hawkins; Mr. Dwight Washington; and Mr. Hubert H. Hawkins may be said to have shared investment power over said assets.

Certain Business Relationships

For the Company's 1997 and 1998 fiscal years respectively, Billy D. Hawkins, a director, Chief Executive Officer and Chairman of the Board of the Company also served as Chief Executive Officer for the Company's three (3) 97% owned subsidiaries: Landrush Realty Corporation; Media Force Sports & Entertainment, Inc. and SCOR Brands Inc.. Mr. Hawkins also currently maintains the role of Chairman of the Board for each of said subsidiaries.

Indebtedness of Management

None of the following has been nor are they currently indebted to the Company or its subsidiaries for any amount:

1) no director or executive officer of the Company;
2) no nominee for election as a director of the Company;
3) no member of the immediate family of any of the persons specified in paragraph (1) or (2) of this subsection;
4) no corporation or organization, other than the Company or its subsidiaries, of which any of the persons specified in paragraph (1) or (2) of this subsection is an executive officer or partner or is directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities;

5) Billy D. Hawkins, a director, Chief Executive Officer and Chairman of the Board of the Company; Dwight Washington, a director and Chief Executive Officer of the Company; and Hubert H. Hawkins, a director and Vice President of the Company serve on the Executive Committee of the Citizens Capital Corp. Employee Stock Ownership Trust.

On May 8, 1998, the Company sold 15,000,000 shares of its common stock to the Citizens Capital Corp. Employee Stock Ownership Trust pursuant to its1998 Employee Stock Ownership Plan (ESOP), for $3.34 per share or $50,100,000.

As payment for the 15,000,000 common shares, the Citizens Capital Corp. Employee Stock Ownership Trust has executed a 5 year, $50,100,000 promissory note bearing an annual interest rate of fourteen and one-half percent (14.5%). Said promissory note is secured by a security agreement collaterializing 15,000,000 shares of Citizens Capital Corp.'s common stock held by the Citizens Capital Corp. Employee Stock Ownership Trust.

Transactions with Promoters

As the sole founder and original investor of the Company, Billy D. Hawkins, a Director, Chief Executive Officer and Chairman of the Board of the Company is the only person who may currently be considered a promoter of the Company.

As sole founder of the Company, Billy D. Hawkins held 7,833,334 shares of the Company's common stock, through the The 3H Corporation, at fiscal year end December 31, 1997. Pursuant to a (3) for (1) stock split by the Company on May 3, 1998, Billy D. Hawkins, through The 3H Corporation, holds 23,500,002 shares of the Company's common stock.

For the Company's 1997 and 1998 fiscal years respectively, Billy D. Hawkins, a director, Chief Executive Officer and Chairman of the Board of the Company also served as Chief Executive Officer for each of the Company's three (3) 97% owned subsidiaries: Landrush Realty Corporation; Media Force Sports & Entertainment, Inc. and SCOR Brands Inc.. Mr. Hawkins maintained the role of Chairman of the Board for each of the Company's (3) subsidiaries during fiscal year 1998.

On August 15, 1995, the Company sold the trademarks and exclusive marketing rights to two (2) of its residential home equity brand products: The Texas Home Equity ReFund(R) and The Cash-Out Mortgage ReFinancer(R) to Landrush in exchange for 19,000,000 shares of Landrush common stock.

On June 13, 1997, the Company sold the trademark and exclusive marketing rights to its third residential home equity brand product:
The Home Equity Cashier(R) to Landrush in exchange for 333,334 shares of Landrush common stock.

On November 20,, 1997, the Company sold the trademark, publishing and exclusive marketing rights to its Black Financial~News(R) print publication to Media Force in exchange for 19,333,334 shares of Media Force common stock.

On November 20, 1997, the Company sold the trademark and exclusive marketing rights to its SCOR(R) athletic shoe and apparel logo to SCOR in exchange for 19,333,334 shares of SCOR common stock.

                Description of Registrant's Securities

Capital Stock

The Company has 40,500,000 shares of class A; no par; common stock outstanding and 1,000,000 shares of class A; $1.00; 7 1/4% cumulative preferred stock outstanding as of December 31, 1998.

The Company is registering 39,500,000 shares of its class A; no par; common stock. The remaining 1,000,000 class A; no par; common shares are outstanding pursuant to an exemption from the requirements of registration under Rule 230.504 of Regulation D under the Securities Act of 1933, as amended.

The registration statement hereof shall cover the registration of all 40,500,000 shares of the Company's class A; no par; common stock outstanding as a class.

Dividend Rights

All common shares outstanding have equal rights and full entitlement to receive pro rata distribution of any earnings declared and payable by the Company as dividends. The rights of common shareholders of the Company to receive payment of any earnings which are declared as dividends by the Company are subordinate to the rights of preferred shareholders of the Company.

Voting Rights

Each one (1) share of the Company's common stock is entitled one (1) vote as to the selection of the Company's directors and other important company matters.

The Company's common shares do not have any cumulative voting rights. Liquidation Rights

In the event that the Company is liquidated, the claims of secured and unsecured creditors and owners of bonds and preferred stock take precedence over the claims of common shareholders.

Preemption Rights

The Company's class A; common shares are not entitled to any preemptive rights regarding the issuance of additional common shares.

Alienability of Securities

There are no restrictions on the alienability of the Company's common shares to be registered.

Discriminating Against Existing or Prospective Shareholders

The Company's class A; common shares do not have any provision which discriminates against any existing or prospective shareholder as a result of any shareholder owning a substantial amount of said securities.

Modification of Shareholders Rights

The rights of the Company's common shareholders may be modified by a 66 2/3 percent vote of all said shareholder's shares outstanding, voting as a class.

Preferred Stock

The Company is not registering any of its preferred stock outstanding. The Company has 1,000,000 shares of class A; $1.00; 7 1/4% cumulative preferred stock outstanding as of December 31, 1998. Said preferred shares are outstanding pursuant to an exemption from the requirements of registration under Rule 230.504 of Regulation D under the Securities Act of 1933, as amended.

The preferred shares outstanding are entitled to the following rights:

Preference as to dividends

The 7 1/4%, $1.00, cumulative preferred stock shall rank senior to all other classes of the Company's capital stock with respect to dividends and as to rights upon liquidation, winding up or dissolution of the Company. As long as any shares of the 7 1/4%, $1.00, cumulative preferred stock remain outstanding, the Company will not be entitled to authorize or issue any other class of securities that are senior to or on parity with the 7 1/4%, $1.00, cumulative preferred stock with respect to dividends or on liquidation, winding up or dissolution, without the approval of holders of at least 66 2/3% of the 7 1/4%, $1.00, cumulative preferred stock .

Voting Rights

Holders of shares of the 7 1/4%, $1.00, cumulative preferred stock will not be entitled to vote with the holders of the Company's common stock. Holders of the 7 1/4%, $1.00, cumulative preferred stock have no cumulative voting rights or preemptive or other rights to subscribe for shares.

If at any time the equivalent of six quarterly dividend payments on the 7 1/4%, $1.00, cumulative preferred stock are in arrears and unpaid, the holders of the 7 1/4%, $1.00, cumulative preferred stock shall be entitled to vote with the

Company's common stock holders. Additionally, the number of members of the Board of Directors of the Company shall be increased by one and the holders of the 7 1/4%, $1.00, cumulative preferred stock shall have the exclusive right, voting separately as a class, to elect one director of the Company such director to be in addition to the number of directors constituting the Company's Board of Directors immediately prior to the accrual of the right.

Such voting right will continue until all dividends accumulated and payable on that stock have been paid in full, at which time such voting right of the holders of the 7 1/4%, $1.00, cumulative preferred stock shall terminate, subject to re-vesting in the event of a subsequent, similar arrearage. Upon any termination of such voting right, the term of office of the director elected by the holders of the 7 1/4%, $1.00, cumulative preferred stock voting separately as a class will terminate.

The approval of the holders of at least 66 2/3% of the shares of 7 1/4%, $1.00, cumulative preferred stock then outstanding, voting as a class, will be required to (i)create, authorize or issue any capital stock of the Company ranking, either as to payment of dividends or upon liquidation, dissolution or winding up of the Company, on a parity or senior to the 7 1/4%, $1.00, cumulative preferred stock ; or
(ii) change the attributes of the 7 1/4%, $1.00, cumulative preferred stock in any material respect prejudicial to the holders of the 7 1/4%, $1.00, cumulative preferred stock .

Dividend Rights

The holders of the 7 1/4%, $1.00, cumulative preferred stock are entitled to receive out of funds of the Company legally available thereof, dividends at an annual rate of $0.07250 per share, payable quarterly in arrears in four equal installments of $0.018125 per share on the 15th day of March, June, September and December in each year. Dividends on the 7 1/4%, $1.00, cumulative preferred stock will accrue and cumulate from the date of first issuance and will be paid to holders of record of the 7 1/4%, $1.00, cumulative preferred stock as they appear on the books of the Company as of the close of business on any record date for payment of dividends. The record dates for payment of dividends shall be the last day of February, May, August and November in each year which immediately precedes each respective dividend payment date. The amount payable for the dividend period for any other period less than a full quarterly dividend period will be computed on the basis of a 365-day year. The initial dividend will accrue from the date of issuance of the units which consist of the 7 1/4%, $1.00, cumulative preferred stock and will be payable 90 days from the date the units which consist of the 7 1/4%, $1.00, cumulative preferred stock are issued. Accumulation of dividends will not bear interest.

So long as the 7 1/4%, $1.00, cumulative preferred stock are outstanding, the Company may not declare or pay any dividend on the common stock or other capital stock unless the full cumulative dividends on the 7 1/4%, $1.00, cumulative preferred stock have been paid in full or contemporaneously are declared and paid in full through the last dividend payment date.

Redemption

The 7 1/4%, $1.00, cumulative preferred stock are redeemable in whole, but not in part, at the option of the Company on a call basis, so long as full cumulative dividends on all outstanding shares of the 7 1/4%, no-par, cumulative preferred stock have been or contemporaneously are declared and paid for all past dividend periods. The principal of said 7 1/4%, $1.00, cumulative preferred stock shall be re-paid in full on or before December 31, 1999.

In the event that the 7 1/4%, $1.00, cumulative preferred stock are redeemed by the Company during any year before it becomes due in 1999, said redemption of the 7 1/4%, $1.00, cumulative preferred stock shall be redeemed from the holders thereof at the following premiums for each $1.00 face value amount:

1994    1,000,000 +15%
1995    1,000,000 +12%
1996    1,000,000 +10%
1997    1,000,000 + 9%
1998    1,000,000 + 8%
1999    1,000,000 + 7 1/4%

Debt Securities

The Company is not registering any debt securities nor does the Company have any debt securities outstanding as of December 31, 1998.


Warrants and Rights

Each of the Company's 1,000,000 shares of class A; 7 1/4%; $1.00 preferred stock outstanding is paired together with 1/10th warrant and is outstanding as a unit. Each one (1) warrant purchases ten (10) shares of common stock at $0.01 per share.

The Company has 100,000 class A warrants outstanding as of December 31, 1998. Each one (1) warrant gives the holder thereof the entitlement to purchase from, the Company, ten (10) shares of the Company's common stock at $0.01 per share. 1,000,000 shares of the Company's class A common stock are subject to issuance from the exercise of the 100,000 class A warrants outstanding.

Said warrants shall have a perpetual life until that time in which the Common Stock of the Company is registered for public sale with the Securities and Exchange Commission pursuant to the Securities Act of 1933 ("Act") or the Exchange Act of 1934 ("Exchange Act"). After such time that the Company's registration statement for the public sale of its Common Stock becomes effective, the warrants herein offered shall no longer have a perpetual life. Instead, said warrants shall have a life of 30 days. Said 30 days shall commence and take effect and be counted from the date that the Company's registration statement for the public sale of its common stock becomes effective under the ("Act") or ("Exchange Act") unless such time period is extended or waived by a vote of the Company's Board of Directors.

Other Securities

The Company is not registering any other securities pursuant to this registration statement other than the class A; common stock herein afore described under the section entitled; Capital Stock.


Market Information for Securities other than Common Equity

The Company is not registering any other securities pursuant to this registration statement other than the class A; common stock herein afore described under the section entitled; Capital Stock, as such, there is no market information to provide regarding other securities.

American Depository Receipts

The Company does not have any depository shares outstanding which are represented by American Depository Receipts.

PART II

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market Information

As of December 31, 1998, there is no established foreign nor domestic public market for any class of the Company's common equity. While the Company intends to take initiatives, on behalf of its shareholders, to establish a public trading market in its common equity, the Company is not sure if or when said public market shall occur. Unless and until said market for the Company's securities are established, the marketability and ability to liquidate said securities shall be limited.

At December 31, 1998, the Company has 300,000 unissued shares of its common stock which are subject to executive options to be allocated to its non-chief executive level officers.

The Company has 100,000 common stock purchase warrants outstanding as of December 31, 1998. Each one (1) warrant purchases 10 shares of the Company's common stock at $0.01 per share. There are 1,000,000 shares of the Company's class A; common stock which are subject to the exercise of said 100,000 warrants.

The Company has 40,500,000 shares of common stock and 1,000,000 shares of preferred stock outstanding as of December 31, 1998.

Holders

There are approximately forty-five (43) known holders of the Company's common equity outstanding and forty (40) holders of the Company's preferred equity outstanding.

Dividends

The Company has not declared nor paid any cash dividends on any class of its common or preferred equity for the past two (2) fiscal years ending December 31, 1997 and December 31, 1998 respectively.

As a development stage company, the Company has not generated sufficient earnings necessary to declare and payout any cash dividends to its shareholders.

Neither the Company nor any of its subsidiaries are currently subject to any restrictions which would limit the payment of dividends by: 1) the Company's subsidiaries to the Company or 2) the Company to its shareholders providing that the Company's cash reserves were sufficient for said dividend declaration and distribution.

                          Legal Proceedings.

As of December 31, 1998, neither the Company nor any of its subsidiaries are involved in, nor party to; any current legal proceedings nor any pending litigation brought by any federal, state, local court or regulatory agency.

             Changes in and Disagreements with Accountants

The Board of Directors selected Hein + Associates LLP as its independent accountant for the audit of its financial statements for the fiscal years ending December 31, 1998 and 1997 and the period from inception (March 12, 1991) to December 31, 1998. Prior to selecting the independent accounting services of Hein + Associates LLP, the Company did not have a previous independent accountant. The Company has not had any disagreements with its current independent accountant on any matters regarding accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

                Recent Sales of Unregistered Securities

The following information relates to all securities of the Company which have been sold by the Company within the past three years which were not registered under the Securities Act of 1933, as amended or the Exchange Act of 1934, as amended or pursuant to an exemption from the requirements of registration thereof.

Securities Sold

On November 1, 1994, the Company sold 1,000,000 shares of its class A preferred stock. Each share of preferred stock is paired together with 1/10th warrant and is outstanding as a unit. Each one (1) warrant purchases ten (10) shares of common stock at $0.01 per share.

On November 14, 1997, the Company sold 1,000,000 shares of its class A common stock to The 3H Corporation; Brice Street Partners Ltd, and Settler's Frontier Mortgage Trust. The 3H Corporation; Brice Street Partners Ltd, and Settler's Frontier Mortgage Trust are entities which are controlled by the Company's Chief Executive Officer, Billy D. Hawkins. On May 11, 1998, the Company sold 15,000,000 shares of its class A common stock to its Citizens Capital Corp. Employee Stock Ownership Trust.

Underwriters and Other Purchasers

On November 1, 1994, the Company sold 1,000,000 shares of it' class A; preferred stock directly to investors. No broker/dealer or other party served in an underwriting capacity regarding this issuance.

On November 14, 1997, the Company sold 1,000,000 shares of its class A common stock directly to institutional investors. No broker/dealer or other party served in an underwriting capacity regarding this issuance.

On May 11, 1998, the Company sold 15,000,000 shares of its class A common stock directly to its Employee Stock Ownership Plan Trust, Citizens Capital Corp. Employee Stock Ownership Trust. No broker/dealer or other party served in an underwriting capacity regarding this issuance.

Consideration

On November 1, 1994, the Company sold 1,000,000 shares of its class A preferred stock directly to investors in return for cash; merger and acquisition; business advisory and administrative services rendered to the Company.

On November 14, 1997, the Company sold 1,000,000 shares of its class A common stock directly to investors in exchange for the conveyance of production, marketing and distribution rights to certain trade; brand and service marks.

On May 11, 1998, the Company sold 15,000,000 shares of its class A; common stock directly to its Citizens Capital Corp. Employee Stock Ownership Trust in exchange for a 5 year, fourteen and one-half percent (14.5%), $50,100,000 promissory note. Said promissory note was issued together with a security agreement fully collateralized by 15,000,000 shares of the Company's common stock held by the Citizens Capital Corp. Employee Stock Ownership Trust.

                  Exemption from Registration Claimed

On November 1, 1994, the Company sold 1,000,000 shares of its class A preferred stock directly to investors in return for merger and acquisition; business advisory and administrative services rendered to the Company. The securities sold hereof were sold pursuant to an exemption from the requirements of registration under Rule 230.504 of Regulation D of the Securities Act of 1933, as amended. The offerings were made without the use of any general solicitation or advertising. All investors had adequate access, through their relationship with the Company, to information about the Company.

On November 14, 1997, the Company sold 1,000,000 shares of its class A common stock directly investors in exchange for the conveyance of production, marketing and distribution rights to certain trade; brand and service marks. The securities sold hereof were sold pursuant to an exemption from the requirements of registration under Rule 230.504 of Regulation D of the Securities Act of 1933, as amended. The offerings were made without the use of any general solicitation or advertising. All investors had adequate access, through their relationship with the Company, to information about the Company.

On May 11, 1998, the Company sold 15,000,000 shares of its class A common stock directly to its Citizens Capital Corp. Employee Stock Ownership Trust in exchange for a 5 year, fourteen and one-half percent (14.5%), $50,100,000 promissory note. Said promissory note was issued together with a security agreement fully collateralized by 15,000,000 shares of the Company's common stock held by the Citizens Capital Corp. Employee Stock Ownership Trust. The securities sold hereof were sold pursuant to an exemption from the requirements of registration under Rule 230.506 of Regulation D of the Securities Act of 1933, as amended. The offering were made without the use of any general solicitation or advertising. All plan participants had adequate access, through their relationship with the Company, to information about the Company.

Terms of Conversion or Exercise

On November 1, 1994, the Company issued 1,000,000 shares of its class A preferred stock. Each share of preferred stock is paired together with 1/10th warrant and is outstanding as a unit. Each one (1) warrant purchases ten (10) shares of common stock at $0.01 per share. As such, at the occurrence of the full exercise of all 100,000 warrants outstanding, the Company shall be required to issue 1,000,000 shares of class A; common stock to warrant holders of record thereof.

               Indemnification of Directors and Officers

All directors and officers of the Company shall be indemnified and/or appropriately insured against any manner of liability which may occur in his or her capacity providing that said directors and/or officers, acting in an official capacity on behalf of the Company, acted in good faith, received no improper personal benefit, acted in a interest of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe that the conduct was unlawful.

As of December 31, 1998, there was no pending litigation or proceeding involving a director, officer, employee or agent of the Company where indemnification will be required. The Company is not aware of any threatened litigation or proceeding which may result in a claim for indemnification.





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                                  29

                FINANCIAL STATEMENTS INDEX

                                                              Page No.

 Independent Auditor's Report                                    31

     Financial Statements                                        31

             Consolidated Balance Sheets                         32

             Consolidated Statements of Operations               33

             Consolidated Statement of Stockholder's Equity      34

             Consolidated Statements of Cash Flows               35

             Notes to Consolidated Financial Statements          36

                     INDEPENDENT AUDITOR'S REPORT



February 8, 1999


The Board of Directors
Citizens Capital Corp.
Dallas, Texas


We have audited the accompanying consolidated balance sheet of Citizens Capital Corp. as of December 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1998 and 1997 and the period from inception (March 12, 1991) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citizens Capital Corp. as of December 31, 1998, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 and the period from inception (March 12, 1991) to December 31, 1998 in conformity with generally accepted accounting principles.




Certified Public Accountants


                             CITIZENS CAPTIAL CORP.
                          (a development stage company)

                           CONSOLIDATED BALANCE SHEETS

                                December 31, 1998

                                     ASSETS

CURRENT ASSET -
 Cash                                                                $        1,015

OFFICE EQUIPMENT, net of accumulated depreciation of $3,250                     310

INTANGIBLE ASSETS, net                                                          360

     Total assets                                                    $        1,685
                                                                     ===============
                  LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES -
 Accounts payable                                                    $        1,000

STOCKHOLDERS' EQUITY:
 Preferred stock, $1.00 stated value, 2,000,000 shares
    authorized; 1,000,000 shares issued and outstanding                   1,000,000
 Common stock, no par value, 100,000,000 shares authorized;
    40,500,000 shares issued and outstanding ($.01 stated value)            405,000
 Additional paid-in capital                                              48,787,966
 Note receivable from ESOP                                              (50,100,000)
 Deficit accumulated during the development stage                           (92,281)
     Total stockholders' equity                                                 685

     Total liabilities and stockholders' equity                      $        1,685
                                                                     ===============


          See accompanying notes to consolidated financial statements.


                                       32


                             CITIZENS CAPTIAL CORP.
                          (a development stage company)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                 For the Years Ended December 31, 1998 and 1997
                 and the period from inception (March 12, 1991)
                              to December 31,  1998


                                                                              Period from
                                             Year Ended December 31,        March 12, 1991 to
                                                1998         1997           December 31, 1998

SALES                                      $     438      $      -            $      438

COST OF SALES                                    275             -                   275
                                           ----------     ---------           -----------
                                                 163             -                   163

GENERAL AND ADMINISTRATIVE EXPENSES           17,516         9,657                92,444
                                           ----------     ---------           -----------
NET LOSS                                   $ (17,353)     $ (9,657)           $  (92,281)
                                           ==========     =========           ===========





          See accompanying notes to consolidated financial statements.

                                       33


                             CITIZENS CAPTIAL CORP.
                          (a development stage company)


            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

            For the period from March 12,  1991 to December 31,  1998



                                                                                   ADDITIONAL       NOTE
                                Preferred  Stock             Common Stock           PAID-IN       RECEIVABLE    ACCUMULATE
                               Shares       Amount        Shares       Amount       CAPITAL       FROM ESOP     DEFICIT     TOTALS

Common stock issued founder
upon incorporation                    -   $        -            300   $      3    $        (3)  $          -   $      -   $      -

Common stock issued founder
December 24, 1993                     -            -     22,499,700    224,997       (224,997)             -          -          -

Preferred stock issued
November 1, 1994              1,000,000    1,000,000              -          -       (988,000)             -          -     12,000

Contributions by stockholder
at various dates prior to 1997        -            -              -          -         56,096              -          -     56,096

Cumulative net loss through
December 31, 1996                     -            -              -          -              -              -    (65,271)   (65,271)
                              ---------    ---------     ----------    -------    -----------   ------------   --------   --------

BALANCES, December 31, 1996   1,000,000    1,000,000     22,500,000    225,000     (1,156,904)             -    (65,271)     2,825

Common stock issued for brand
and service marks November 14,
1997                                  -            -      3,000,000     30,000        (30,000)             -          -          -

Contributions by stockholder
during 1997                           -            -              -          -          9,307              -          -      9,307

Net loss for the year                 -            -              -          -              -              -     (9,657)    (9,657)
                              ---------    ---------     ----------    --------   -----------   ------------   --------   --------

BALANCES, December 31, 1997   1,000,000    1,000,000     25,500,000    255,000     (1,177,597)             -    (74,928)     2,475

Common stock issued to ESOP,
May 8, 1998                           -            -     15,000,000    150,000     49,950,000    (50,100,000)         -          -

Contributions by stockholder
during 1998                           -            -              -          -         15,563              -          -     15,563

Net loss for the year                 -            -              -          -              -              -    (17,353)   (17,353)
                              ---------    ---------     ----------   --------    -----------   ------------   --------   --------

BALANCES, December 31, 1998   1,000,000   $1,000,000     40,500,000   $405,000    $48,787,966   $(50,100,000)  $(92,281)  $    685
                              =========   ==========     ==========   =========   ===========   ============   ========   ========


          See accompanying notes to consolidated financial statements.



                             CITIZENS CAPTIAL CORP.
                          (a development stage company)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the Years Ended December 31,  1998 and 1997
                 and the period from inception (March 12,  1991)
                              to December 31, 1998


                                                                                                     Period from
                                                              Year Ended December 31,             March 12, 1991 to
                                                                1998          1997               December 31, 1998
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                                   $ (17,353)    $  (9,657)               $   (92,444)
  Adjustments to reconcile net loss to cash used
  by operating activities:
     Expenses paid by stockholder                              15,563         9,157                     76,154
     Depreciation and amortization                                790           500                      3,290
     Increase in accounts payable                               1,000             -                      1,000
                                                            ----------    -----------              ------------
         Net cash used by operating activities                      -             -                    (12,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of office equipment                                       -             -                     (3,560)
 Payment for intangible assets                                      -          (150)                      (250)
                                                            ----------    -----------              ------------
         Net cash used by investing activities                      -          (150)                    (3,810)

CASH FLOWS FROM FINANCING ACTIVITIES -
 Sale of stock and contribution by stockholder                  1,015           150                     16,825
                                                            ----------    -----------              ------------
NET INCREASE IN CASH                                            1,015             -                      1,015

CASH, beginning of period                                           -             -                          -
                                                            ----------    -----------              ------------
CASH, end of period                                         $   1,015     $       -                $     1,015
                                                            ==========    ===========              ============




          See accompanying notes to consolidated financial statements.


1.   General and Summary of Significant Accounting Policies

  Company Background
  Citizens Capital Corp. (the "Company") is a development stage holding company with plans to acquire and/or develop operating entities, assets and/or marketing rights which provide the Company with an initial entry into new markets or serve as complementary additions to existing operations, assets and/or products.

  Currently, the Company's plans contemplate operating in the following three market segments: 1) residential mortgage loan marketing, commercial and residential real estate investment and development; 2) news print publishing and 3) the design, marketing and distribution of branded athletic shoes and apparel, through its three 97% owned subsidiaries: Landrush Realty Corporation ("Landrush"); Media Force Sports & Entertainment, Inc. ("Media Force"); and SCOR Brands, Inc. ("SCOR"). Operations since inception have primarily included expenditures related to development of the Company's proposed business ventures.

  Principles of Consolidation
  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Office Equipment
  Office equipment is carried at cost less accumulated depreciation. Significant improvements and additions are capitalized. Maintenance and repair costs are expensed as incurred. Depreciation is computed on the straight line method over the useful lives of the assets, which range from five to seven years. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are eliminated and any profit or loss on disposition is reflected in income.

  Intangible Assets
  The Company, through its interest in Landrush Realty Corporation, owns the registered trademark, distribution and exclusive marketing rights to The Texas Home Equity ReFund(R), The Cash-Out Mortgage ReFinancer(R) and The Home Equity Cashier(R) home equity product marks.

  The Company, through its interest in Media Force Sports &
  Entertainment Inc. owns the registered trademark, distribution and exclusive marketing rights to the Black Financial-Newsr publication.

  The Company, through its interest in SCOR Brands Inc., owns the registered trademark, distribution and exclusive marketing rights to the SCOR(R) brand line of athletic shoes and apparel.

  The Company accounts for the value of the trademarked products and the corresponding exclusive marketing and distribution rights based on the registration costs, which totaled $400. This intangible asset is amortized on a straight line basis over ten years.

  Income Taxes
  The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company had no material deferred tax assets or liabilities at December 31, 1998.

  Statement of Cash Flows
  For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

  Use of Estimates
  The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

2.  Plan of Operation for the 1999 Fiscal Year

  The Company's plan of operation for the 1999 fiscal year is to: (1) develop the products and/or services currently offered by its three subsidiaries: Landrush, Media Force and SCOR and (2) continue to evaluate and pursue suitable mergers and/or acquisitions of existing operating entities. The Company's cash requirements have been funded to date by its principal stockholder. Management of the Company anticipates cash needed to implement its plans and/or make acquisitions can be obtained by accessing the public or private capital markets.

  The Company intends to register with the United States Securities and Exchange Commission, 39,500,000 shares of its Class A common stock for secondary market trading during 1999. The 39,500,000 common shares include the 15,000,000 common shares currently held by the Company's ESOP (see Note 3).

3.  Employee Stock ownership Plan and Note Receivable

  The Company has an Employees Stock Ownership Plan ("ESOP" or the "Plan"), which covers all employees with at least a year of consecutive service that are not covered by a collective bargaining agreement. The Plan provides for an allocation of Company stock to each participant's account of the greater of 15% or the maximum percentage allowable of participants' eligible compensation. No shares have been allocated as of December 31, 1998 as there has been no compensation to employees.

  On May 11, 1998 the Company sold 15,000,000 shares of its Class A common stock directly to the ESOP at $3.34 per share in exchange for a five year, 14.5%, $50,100,000 promissory note. The promissory note was issued together with a security agreement fully collateralized by 15,000,000 shares of the Company's common stock held by the ESOP. The promissory note has a "liquidating call provision" which may be invoked by the Company or the noteholder. The liquidating call provision gives the Company or the noteholder the "demand right" to request that up to 15,000,000 shares of Citizens Capital Corp. common stock, held by the ESOP, be liquidated to pay down the outstanding principal amount of the note and any accrued principal and interest thereof, any time the common shares are selling in the public or private capital marketplace at or above $5.00 per share. The initial face value of the promissory note has been recorded in the stockholders' equity section of the accompanying balance sheet.

4.  Stockholders' Equity

  Preferred Stock
  On November 1, 1994, the Company issued 1,000,000 shares of its
  Class A, 7 1/4%, $1.00 cumulative preferred stock. Each share of preferred stock includes a warrant which entitles the holder to purchase one share of common stock at $0.01 per share.

  The holders of the preferred stock are entitled to receive out of legally available funds of the Company, dividends at an annual rate of $0.0725 per share, payable quarterly in arrears, on a cumulative basis. Dividends on the preferred stock have not been declared or paid and have not been accrued in the accompanying financial statements because the Company has no surplus from which dividends can legally be paid. Cumulative dividends in arrears as of December 31, 1998 are $314,164.

  The preferred stock was initially scheduled to be repaid on December 31, 1999. However, as permitted by the terms of the preferred stock, in excess of 66-2/3% of the holders of the preferred stock elected to eliminate any repayment requirement. The Company may, at its election, redeem the preferred stock in whole, but not in part, at a 7-1/4% premium, so long as the cumulative dividends have been declared and paid.

  The Company has authorized, but unissued 4,000,000 shares of preferred stock which may be issued in such series and preferences as determined by the Company's board of directors.

  Common Stock
  At December 31, 1996, the Company had 22,500,000 Class A, no par, $0.01 stated value shares issued and outstanding.

  On November 14, 1997, the Company issued 3,000,000 additional shares of its Class A, no par, $0.01 stated value common stock, to three institutional investors in exchange for the full conveyance of production, marketing, distribution and trade rights to certain brand and service marks.

  On May 3, 1998, the Company voted to split its shares of Class A common stock then outstanding on a 3 for 1 basis. The aggregate number of Class A, no par value common shares outstanding after the split were 25,500,000. All information in the accompanying financial statements and notes is presented as if the split occurred at the date of incorporation.

  On May 8, 1998, the Company sold 15,000,000 shares of Class A, no par, $0.01 stated value common stock directly to its ESOP at $3.34 per share (see Note 3).

  Stock Options
  Effective December 1, 1998, the Company adopted a stock option plan, which provides for a maximum of 2,000,000 shares to be issued under the plan. The Company granted options to three directors on December 1, 1998 to acquire a total of 300,000 shares of common stock. The exercise price is $1.50 per share. The options may be exercised based on the following schedule: 25% vest immediately, 25% vest after two years, 25% vest after three years, and 25% vest after four years. No options had been exercised as of December 31, 1998. The Company has estimated the fair value of the options to be immaterial at December 31, 1998.


                             EXHIBIT INDEX

                    See "Exhibit Index" on page 39

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Citizens Capital Corp.                By:  /s/  Billy D. Hawkins
      (Registrant)                         Chief Executive Officer

Date:______________________________

                             EXHIBIT INDEX



Exhibit No            Description                             Page No.

3.1         Amended Articles of Incorporation                    40

3.2         By-Laws                                              47

4.1         Instrument Defining The Rights of  Shareholder       58

10.1        1998 Employee Stock Ownership Plan                   61

10.2        1998 Stock Option Plan                               74

21.1        Subsidiaries of the Registrant                       88

27.1        Financial Data Schedule                              89